Mail Stop 3561

December 10, 2008

Via Fax & U.S. Mail

Mr. Daniel F. Medina
President
Medina International Holdings, Inc.
255 S. Leland Way
San Bernardino, CA 92408

>   **Re: Medina International Holding**
>   **Form 10-KSB for the year ended April 30, 2008**
>   **Filed August 22, 2008**
>   **File No. 0-27211**

Dear Mr. Medina:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Report of Independent Registered Public Accounting Firm, page 36

1. We note that the PCAOB revoked the registration of your independent accounting firm, Jaspers & Halls, PC. (Jaspers) on October 21, 2008 and as a result, you will be required to change your independent registered accountants. When you engage a new accountant, please report the engagement in a Form 8-K and comply with the requirements of Item 304 of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement. Please note that any filings subsequent to the date of revocation will need to be reviewed by a firm registered with the PCAOB.

Form 10-QSB for the period ended July 31, 2008

Report of Independent Register Public Accounting Firm

2. Please revise to include a properly dated report of the independent registered public accounting firm which indicates that exact date that the report was issued.

Note 3-Investment

3. Supplentally advise us and expand your disclosure to explain in further detail the specific nature of the $25,000 investment made in Nexgen during 2008. Based on your current disclosures included in Note 4, we are unclear as to whether the Company acquired innovative fire protective equipment in the transaction or gave such equipment to Nexgen in exchange for an investment. Please advise or revise as appropriate.

Note 5. Fixed Assets

4. We note that the amount of fixed assets disclosed in Note 5 of $342,993 does not agree to the amount reflected in the Company's April 30, 2008 balance sheet of $318,726. Please reconcile and revise these disclosures. Also, please explain why there was no accumulated depreciation associated with the Company's fixed

assets at April 30, 2007.

5. In addition, given the significant operating and net losses experience by the Company during the years ended April 30, 2008 and 2007, please tell us and expand your disclosures in MD&A to explain why the Company does not believe that its recorded investment in fixed assets is not impaired at April 30, 2008. As part of your response and your revised disclosures, please explain the methods and significant assumptions used in preparing your impairment analysis for the most recent annual period presented.

Note 9. Stockholder's Equity

6. Please revise the notes to the Company's financial statements to disclose the significant terms of all transactions in which the Company issued shares of its common stock for goods or services during the various periods presented in the Company's consolidated statement of changes in stockholders' equity. Also, please explain how the Company valued the shares issued in all transactions in which shares of the Company's common stock were issued for goods or services.

Note 11. Subsequent Events

Fixed Asset Purchase Agreement

7. We note your disclosure regarding the purchase agreement with MGS Grand and Mardikian Design Associates. Based on the description of the transaction, it appears that this transaction is a business acquisition which should be accounted for pursuant to SFAS No.141, rather than an acquisition of fixed assets. In this regard, we note from the disclosure in Note 1 to your July 31, 2008 interim financial statements included in your Form 10-Q, that the transaction was to be completed upon delivery of audited financial statements for Modena Sports Design, LLC which was expected within 120 days of the agreement. Supplementally advise us and substantially expand your disclosure to describe the transaction in detail and disclose the amount of the purchase price and how it was calculated or determined. Also, please ensure that the notes to your financial statements include all of the disclosures required by paragraphs 51, 52 and 54 of

SFAS No. 141, as applicable. Refer to the guidance outlined in paragraph 57 of SFAS No.141.

8. Furthermore, to the extent this transaction is material to your financial statements, please file a report on Form 8-K which includes audited financial statements and pro forma financial information giving effect to the acquisition transaction as required by Rules 8-04 and 8-05 of Regulation S-X. Also, see Item 2.01 of Form 8-K.

9. Alternatively, if the Company does not believe this transaction represents the acquisition of a business, please explain in detail your basis for this conclusion. Refer to the guidance outlined in Rule 11-01(d) of Regulation S-X and EITF 98-3.

Other

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Madhava Rao Mankal, CFO
          (909) 522-4230